

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2016

Mauricio Teles Montilha
Chief Financial Officer
Atento S.A.
Da Vinci Building
4 rue Lou Hemmer
L-1748 Luxembourg Findel
Grand Duchy of Luxembourg

    Re: Atento S.A.
       Form 20-F for Fiscal Year Ended December 31, 2015
       Filed April 18, 2016
       File No. 001-36671

Dear Mr. Montilha:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Terry French for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 – Telecommunications